October 31, 2018

Milton Werner
President and Chief Executive Officer
Inhibikase Therapeutics, Inc.
3350 Riverwood Parkway SE, Suite 1900
Atlanta, GA 30339

       Re: Inhibikase Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 16, 2018
           CIK No. 0001750149

Dear Dr. Werner:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 16, 2018

Cover Page

1. We note your statement that no assurance can be given that your application to list your common stock on the Nasdaq Capital Market will be approved. Please revise your disclosure here and elsewhere as appropriate to clarify whether approval of the
       Nasdaq listing is a condition to the offering.
 Milton Werner
Inhibikase Therapeutics, Inc.
October 31, 2018
Page 2
Prospectus Summary
Overview, page 1

2. We note your response to our prior comment three. Please delete the statement that you will complete the requirements for submissions of a New Drug Application in 2020. The statement predicting the completion of trials that you have not submitted an application to begin is speculative, assumes positive results and is not appropriate. We will not object to an estimate concerning the length of clinical trials. However, you should also indicate that the FDA may not agree with your trial design and the trials may take longer than anticipated.
Risk Factors
Our amended and restated certificate of incorporation that will become effective upon the completion..., page 64

3. We note that the forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly.
       In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
       Act or the rules and regulations thereunder. In addition, we note that you select the federal district courts as the exclusive forum for causes of action arising under the
       Securities Act. Please revise your disclosure to address the uncertainty regarding the enforceability of this provision.
       You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameMilton Werner
                                                             Division of
Corporation Finance
Comapany NameInhibikase Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
October 31, 2018 Page 2
cc:       Merrill M. Kraines, Esq.
FirstName LastName